Filed by RMG Acquisition Corp. III
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: H2B2 Electrolysis Technologies, Inc.
Date: October 11, 2023

Transcript of Plug Symposium Session: Plug's Electrolyzer Offering Value Proposition

SANJAY SHRESTHA:

Good afternoon again. So, this session actually is really more about rather than plug talking about what we're doing, you know what our experience and all the things we're doing on the electrolyzer side, we thought that we'll actually ask, some of our customers and come and tell us why they're working with us? what kind of opportunity are they seeing in the market and you know so with that obviously again, I'm Sanjay and I got Bruno here joining me. Bruno actually runs all the operations for our electrolyzer business.

You know, been in the hydrogen and just for quite some time formally with Air, Lockheed Cummins and all that sort of fun stuff, right. And super excited to have actually drew from Infinium here. We're actually working with them on our five MW containerized product. And I'm sure Drew will tell you all as to why they've decided to actually choose that product and how they've found value proposition with that and with H2B2 it's actually been a long term partner for us and I think at plug we've always thought about.

You know, we try not to actually be in a stack sales business for our electrolyzer unless it is a strategic partner that is really giving us a lot of channel access, market access and bringing a lot to that table, right. So, we have a team from H2B2 here as well. And with that Bruno, I'm probably going to turn it to you and then you guys can introduce yourself as we go through the presentation if that’s okay.

1:26

BUNO FORGET:

Yeah. So welcome, everybody. So yeah. Really pleased to be here this afternoon. This morning. Somewhere else on this planet. Really looking forward to this session. I was pleased that Sanjay reached out and said, yeah, you're going to be talking about the value proposition of our offering out there and the Elects said yeah, definitely Sanjay. Really interested. And then he said you're going to have some guests. And as you can see, we've got a lot of guests. So, I'm not going to do a lot of talk. Which is a bit different from normal.

Yeah, but it's an exercise for me. I'm very talkative so you can reach out to me afterwards to talk about the elects passionated about it. I’ve 20 years in this industry. But I think the last couple of years with plug were like almost 2 decades in itself, right, so we're going fast and we're having a tremendous fun out there. So, without further ado, you know, we'll introduce like Sanjay explained, the rollout of the session, we're going to be covering our main three offering on plug power is electrolysis out there, so different scale different realities at each in one of those offering. And we will get firsthand, right? Customer testimony on what is their value proposition, how do they perceive our products. So obviously they will have a chance to introduce themselves at the right time in this session and in the end, I guess you guys will need to let us know which product or which scale of projects you wanted to discuss a little bit in more details, and we'll try to answer your question as best as we can. All right let's get started.

When we talk about electrolysis, you know, obviously it's all about the core technology, the [inaudible cough] right irrespective of the scale of the project you're working on. Obviously, if you know by analogy, if you look at what's under the roof, it's the stack. And this is really at the core, this is the reason is there is a green hydrogen buildup which we all believe there is going to be it's all about this beautiful device right here in the middle, right?

So, before I let H2B2 talk about how they perceive plug power stack and why do they think one of like our stack is probably the best in this industry. I just want to highlight key things that you need to remember about plug and where it's coming from. So, a long story you're talking about 40 years of experience plus probably some colleagues from Giner are going to look at me and say no its 42, its 43, whatever right? It's not like we didn't start it up and invented that overnight, we took one of the best class you know the best stack in this industry and got it scaled right. And that's the second part, right. What's most important is like, unlike others, a lot of people talk about, they have tremendous slides talking about giga factories and everything. Today, plug is already manufacturing PEM electrolysis at scale.

OK. And last May some of you, I remember some faces you were there in beautiful Rochester. You know that GEM facility of ours where you were able to meet to witness firsthand you know that capacity unparalleled in this industry this is super important because you know as we're talking, and you will see in the different presentation everybody.

We talked about the market opportunities this morning. Irrespective of whether we stand with respect to FIDS, you know final investment decision and where we at and 2023 wasn't as good as anticipated in some of the different studies or anything like that at the end of the day, there's going to be a gap in between demand and offering on the marketplace and capacity to produce plug is already, ready to face that order book? We're ready to take orders. We're ready. And we can scale relatively easily. I mean, as Paul mentioned earlier, we have spent the money already on this infrastructure. Scaling it is not going to take us too long and too much money. It's limited CapEx, incremental CapEx required to scale to 2.5 or whatever is required so. Without further ado, now talking about the stack features themselves, you know have Anselmo, Florencio and Felipe from H2B2, experts in the integration, the floor is yours.

5:45

ANSELMO:

OK, thank you very much, Bruno. Thank you, Sanjay, as well, and all the Plug Power team for inviting us on this very important day. I will briefly introduce H2B2, and then Florencio Melling, who is our chief operating officer, is going to explain a bit of our experience integrating plug power stacks, based mainly on our main case study, which is our SoHyCal plant in California, which is currently operating the first phase of 3 megawatts. So H2B2 is a green hydrogen solutions company. We are mainly focused on electrolysis. And we cover the whole value chain. So, from the R&D to the project development, construction and the operation and maintenance of the plants. We work with three technologies within electrolysis, PEM, solid oxide, and AEM. And within PEM, since we created the company in 2016, we have been integrating plug power stacks. And we have a great experience, obviously, doing this integration and lots of lessons learned. And we have been working all the time as a very close partnership, sharing knowledge between one another, which is one of the keys obviously to get these plants operating successfully and bringing all the projects to FID, which is really the key barrier or where all this market is kind of struggling. And Florencio is going to get much more in-depth at that point. Regarding the California plant, which is currently integrating three 1-megawatt stacks of plug power, it's a 9-megawatt project in the county of Fresno. And the first phase, which is 3 megawatts, is currently operating and producing hydrogen. It is a plant that's directly connected to renewables. So, this first phase is connected to a biogas engine. And in phase two, where we're going to expand to 9 megawatts, it will be integrating, as well, 15 megawatts of PV. So, it will be a combination of 15 megawatts of PV plus a biogas engine, which will give a lot of stability, okay, feeding the nine megawatts of electricity. I will stop here.

00:07:44

FELIPE:

Sorry, Anselmo, to add to what you said. The SoHyCal project is an off-grid project, so in H2B2 we're big believers that for the hydrogen economy to really take off, we need to see off-grid projects, right, in, I don't know, Spain. For example, they're planning 10 gigawatts of electrolyzers installed by 2030. And we know that it's impossible to do that through the grid. So, we need to be able to give the market off-grid solutions. And that's why the plug power stacks are the best in the market.

8:16

ANSELMO:

Exactly. So, it's probably a good time, Florencio, that you explain the experience we have had with these stacks.

8:22

FLORENCIO:

OK, yeah. OK, to tell you that in our portfolio, we deliver hydrogen solutions to our clients. And we are, let's say, specializing in tailor-made solutions. So, our view of the market is a little bit different from Black plug. It's a very big boy. Our niche is adapting our projects to what our clients need. So, we go into all the value chain of the hydrogen. We are able to do project development, to detect the opportunities doing project development, technology, engineering, procurement, construction, commissioning, and any model of O&M that the client could require. Full O&M, guaranteeing production, et cetera. This is our portfolio because we want to give our clients seamless solutions. We don't want the client to go to all these stages that is, let's say, kind of a headache in every one of these steps. And we come with all these skills and capabilities. Our history with Plug Power is a history of success. And it's coming from a long time ago. One of the reasons why we started installing plug power is because we perfectly knew the PEM stack, because we were part of Generic ELX. So, dealing with this stack is very easy for our staff.

10:03

FELIPE:

Sorry, Florencio, it's also important to give context to that, which I agree. Our relationship with Plug Power, with Hector and from Giner comes from a very long time ago. When Plug expressed their ambitious goals, we believed that we wanted to focus more on the integration of the stacks and the EPC. This is why we see a very complementary business model with Plug. They are doing a very, very fantastic stack, which is what we are very interested in. The stack, again, it's fundamental for our business plan, because we are very dependent on off-grid projects. Like I mentioned, when we started in California, seven years ago, we started developing projects, and we realized that connecting to PG&E was a nightmare. When we kicked off SoHyCal, we were approached by off-takers, we were approached by the leading off-taker in California, and he said, hey, I've contacted over 50 developers that announced projects since 2018, and none of them have succeeded in developing the project, not even launch the permits. And part of the reason is we really focused on regulated markets. We are believers that for hydrogen to really take off, we need to see regulation, not grants on CAPEX. Okay, grants on CAPEX will not make hydrogen take off and will not make it competitive. And that's why California is so important for us. We see fantastic regulation there that is enabling us to grow the projects, okay, and of course take advantage of those stacks, right? And people say, hey, but will you not be using, I don't know, Chinese stacks in the future? No, we want to use PLAX stacks because we think those are the most reliable stacks in the market. And this is a very important thing for us. Hydrogen, the problem will not be CAPEX. This is not like solar or wind. I mean, $250,000 will not make the difference on the IRR. It's the regulation. It's the cost of energy. And this is why we want to take very seriously the reliability around the technology. Sorry Florencio.

12:00

SANJAY:

Felipe if I may add one thing just for everyone. I think some of you might know this, some of you might not. But when you mentioned Giner and H2B2's existing relationship, so that was an acquisition we made back in June of 2020 as a platform foundation, if you would but Giner, that was our electrolyzer platform, and obviously bought United Hydrogen, that's where Brent came from. That was our look-of-action know-how. The best thing about that was one relationship like this continued. Also, Giner has such a phenomenal experience from the quality of the product. We taught a plug as a manufacturing place. It was just a perfect combination in terms of bringing their quality, excellence of technology, and really getting that scaled up. I just wanted to highlight that for everybody's benefit.

13:00

FLORENCIO:

Okay. Yes, Sanjay, this is one of the main reasons why we have installed plug. I mean, we have now more than 12 references installed and under construction. All of them are with plaque stacks, or Merrimack. And why? Because simply we know the stack, we know the very good job that Plug Power has been doing during these years, and they are phenomenal because we can have the best environmental footprint. Which is very important for some of our clients. High pressure, good cost, good efficiency. They are very, very good solutions for our projects.

13:50

FELIPE:

Sorry, Florencio, I'd also like to add to that. We've been awarded we're building 10 megawatts in Germany, positioning ourselves with the highest in-cell capacity. We've just been awarded a project in India for Indian Railways. California, Eco Petrol selected us for all of those projects. We want to use plug. Again, clients trust us. We want to show reliability. We want to show high pressure, which saves energy, which then saves cost. People say that cost is very important on the cost of stack, bringing it back to the Chinese comparison. But there's also a very important part in financing projects, which is reliability, the correct operational maintenance, the correct performance of the equipment. This is, again, where we are leveraging on plug's history and all the hours of operation they have, right?.

14:47

FLORENCIO:

On top of that, I would like to say Felipe, that further than this outstanding performance that Plug is offering, when the problems come, which sometimes it happens. Well, what we feel from Plug is a very good attention to the client. So, if we have a problem, we send information and we receive feedback immediately and help and support. I think this is very important to let it be clear that plug is our preferred solution.

15:20

ANSELMO:

To wrap up, I would like to mention two things that really, Felipe and Florencio mentioned. First is the connection to renewable. We believe this is the best technology to do that and we believe in green hydrogen. In order to produce green hydrogen from our point of view, we believe in direct connection. That's one of the critical things. Then the other two things that Felipe mentioned as well is cost competitiveness and reliability. We need to bring projects to FID; we need big funds to go into the projects in the near future banks when they're comfortable enough to do project finance. It might take a bit; they're still getting educated on all of this. This is the work we are doing right now, and we believe cost competitiveness in order to sign off take agreements is key to get to an attractive hydrogen price, first thing. Second reliability, in order to be able to provide and to guarantee some availability both to the off taker that is buying the hydrogen and to the investor that is financing the project or the lender. I think these are the critical things why we have chosen Plug Power in this path and why we have this good partnership.

SANJAY:

There's a lot more we're doing together, obviously. Some we've talked about, some we haven't. Looking forward to continuing to grow with you guys as well. We also view this partnership and really appreciate all the comments, obviously. By the way, that wasn't rehearsed. I didn't know that. That's it. Yeah, I didn't know what they were going to say.

BRUNO:

It's one of the nicest sales teams I've ever done.

SANJAY:

Really appreciate that. I think in an anticipation of maybe your comment. The way we think about this partnership, again, as we said, we're very thoughtful and strategic in terms of our stack business. The why this makes all the sense in the world is because the project, H2B2, is going after the reach that they can have versus the project we're going after on the system side is very different. It's very complementary. We can actually help grow the market faster because plug, always have thought about whenever we build a partnership, you got to work with someone who's going to bring something to the table that you either can't replicate or you don't want to replicate. It is just something that is just not strategic from that perspective. This is where the partnership just makes a lot of sense, and we're excited about it.

BRUNO:

Yeah, thank you thank you guys.

SANJAY:

Thank you for all those kind words, by the way. We appreciate that.

17:44

BRUNO:

Soaking in. Soaking in still. Thank you again. Moving on to another scale, bigger scale. As this industry grows, obviously there's new case use, there's new application that emerged, especially around the green side of it. At the same time, we talked about the capacity and as PEM. Technology evolves and develops, and because we're scaling it also, suddenly the legacy industrial hydrogen is considering a shift. Right? So that's why we're seeing right now, we talked about this morning about large scale project and H2B2 as well, talked about it off the grid or anything. But in the meantime, there is this display, there are these opportunities, a significant pipeline of opportunities in the range of five to 50 megawatt for that specific market range or scale of opportunities. Plug Power has turned to what was also previously a relationship from Giner and frames that we acquired to develop a package, a five-megawatt containerized unit that is kind of a turnkey. As much as you can, you're going to tell me, yeah, five megawatts, you still need to do some stuff locally to get it installed. Fair enough. But it's a unique offering that we have developed that is really, really picking up. We do have references, we've got an extensive backlog, and the references are obviously in different applications such as refineries, glass making, steel as well, that are testing. That's for the blast versus application and obviously E fuels. So today on this panel, a bit like we've done with H2B2, we are privileged to have Andrew from Infinium that is going to talk about Infinium, but why Infinium chose plug power and why this package that we just talked about, which is a bit different obviously, than just the stack? Why is it fitting Infinium needs at this present moment and why they see the future as green as possible for green hydrogen.

19:47

ANDREW:

Yeah. Thank you, Bruno, and thank you to Plug for organizing a great day and inviting us. Thank you. Let me just start by sort of introducing Infinium and what we're trying to solve for in the green economy. Infinium is an E fuels producer. We take green hydrogen, captured carbon dioxide, and make synthetic fuels with the near 0 carbon intensity. We have our own IP on the back end for synthesizing fuels, but we're technology agnostic as to the hydrogen. Today we include that hydrogen production inside the fence of our facilities and today we've selected Plug as a supplier for our electrolysis.

Ellis, we have a facility in Corpus Christi that is going to be commissioning starting up here any day. We expect to be making on spec E fuels at the end of this year and supplying those to our partner and our investor Amazon. The E fuel space when you look at the various sustainable fuels pathways is, in my view, one of the only pathways to offer true scalability and potential to cost parity with fossil. Simply put, many of our existing sustainable fuels pathways rely on feedstocks that cost more per gallon than you know than fossil. You're just not going to see those. Those cost curves come down.

Many of the items that Sanjay and others have spoken about today around decreasing that cost of hydrogen through the through the electrolyzers and scaling up the supply chains through addressing the constructability and the time frames around that.

Through reducing the execution risks and in PCs cost of capital, those will be along with the price of renewable power, a significant driver of costs in any fuels.

E-fuels have mandates in in Europe. Just this week refuel you was certified and there are mandates for with regards to utilization of staff and specifically sub mandates related to E fuels in Europe.

It’s coming faster than many people originally thought. We took a step back a few years, McKinsey’s report said 2040.

He feels is going to be happening sooner, so we utilize a green hydrogen as a feedstock. Today we produced it ourselves. We haven't any discussions with parties to look at it on an over the fence basis.

But why is that so important to us? All of the reasons that Sanjay has spoken for around the importance of developing the hydrogen market and how plug is doing that apply to us as a developer of these projects, we need the reliability.

We look to export our fuels to the EU and the UK, we solve for additionality, we solve for temporal matching already we're very eager to see what happens in Washington here later this year.

But fundamentally, we're solving for those challenges today having a pen technology partner that can help us respond to the variability of renewable power is critically important to maximizing the returns of our facilities. We have 60,000 barrels a day of projects under development on five continents, that's going to require more than five gigawatts of electrolyzer capacity.

Supply chains matter as these supply chains scale up, we're very happy to be working with, with, with Plug and you know, growing alongside them, growing with them as they incorporate the lessons learned from their facilities, feed those back to customers like ourselves.

Don't underestimate the importance of that customer focus. You know whether you're at this developing the project and you're needing to iterate and discuss with their engineering team whether it's installation, support, and commissioning support, whether it's support while you know the facility is up and running, these will all be absolutely critical.

Again, speaking of the reliability and the Capital Partners, they're happy to know that we've got a partner like Plug.

So, I think I'll pause there. Yeah.

24:30

BRUNO:

I would applause right now, but I’ll keep it until the end, thank you again Andrew. And I think you know what's really interesting is like what you guys are doing, totally agree how he feels are ready to make an impact today, right? You're not changing the case. The application side so it's ready to go and what's really fascinating is that 5 GW right here, that's amazing. I love it so it keeps getting better. So on to the final part of our offering and we talked about it earlier this morning. I think Mark Hutchinson from Fortescue also alluded to it.

When you get to the larger scale plants, obviously the offering in terms of scope gets reduced, gets narrowed. We think that it's all about bringing value and again talking about that customer focus. Function of the geographies function of the regulation function of the different business plans that we see out there. Customers have different operational realities.

And designing a process plan adapted and optimized for those operational realities is really what you need to do, especially early in the game like we are today. Applying lessons learned, obviously, but this is going to be build up, you know as we are building our own plants, we're sharing this knowledge and we're learning as well from customers such as Infinium that have different realities in terms of processing downstream of our machines or they do have some nice, you know ideas or concept to explore on the upstream side of it. So, it's really a relationship story and then the bigger the project, the more important this dialogue to take place, right, so.

In the case of those, right now our building big is a A10 MW system. But along with that we you know there's a lot of push and pull you know I sell it as a product and it's like, yeah, I get it. But at that scale. It's also important to make sure that the customer takes that core technology and really builds the plan around the plan that he wants to build. The plan he envisions.

So, it is optimized and it's working the way they want it right? So that takes a dialogue, and This is why we're introducing for most of our bigger opportunities to be EDP package, which is stands for it's the new acronym, right. BDP stands for basic engineering design package. So, it fits into what people call the front-end engineering study feed to use another acronym and it's really to make sure that once we supply that core engine, right.

The customer has a chance to see how he wants to integrate it in his overall design and the basis of design to really optimize things and make sure that in the end its business plan is maximized, right? It's not always about green hydrogen itself, you know green hydrogen is the feedstock and the fuel what Infinium wants is that when. They flick the switch on.

They maximize the number of gallons of E fuels that they're producing, and they're selling right. They don't want to hear anything about the hydrogen, right? Because it's good news. It means that they are producing new fuels, and that's what they're concentrating. And this is where they are going to maximize their CapEx investments, right? So, there I think we talked about the different approaches we've got in parallel. I think up to 10 BDP's as we're speaking this morning.

You saw two large scale plans being announced. I think in both cases, geographically speaking they would be by the time they start the largest Pam Electrolyzers that you come across, you know either in Europe or in APAC in beautiful Australia, Queensland. So quite interesting. They're close to FID and again that BDP package is also a step. In making sure that both partners work collaboratively towards a common goal, and that common goal is reached, a positive final investment decision, it's we're talking big amounts of money early in the game, so those are the amount of risk. But as we saw through this panel and this discussion, is that all along the way plug has done his own work to de-risk as much as we can and maximize that relationship, that customer focus and that dialogue where we learn as we share and its really fascinating times.

And this is how I'm going to conclude the session and look forward to you to the different questions from the audience. And I guess online as well, right?

Just audience. No online, sorry.

Thank you. Anything else?

SANJAY:

No, I think the only thing I might add is to what Bruno said. This is exactly the 10 MW modular unit that we're going to be supplying to GALP. That's in the defining application and you will be the same thing. That will likely be doing for Uniper, right? And obviously, we announced Arcadia this morning. We announced Fortescue this morning and we're also using this 10 megawatts kid for both of our plant in New York and Texas as well, right. So, with that, I think let's take some questions, my friend, if there is any.

AUDIENCE:

Did I hear right that the H2B2 guys work with all three sort of major technologies, or is it just PEM.

FELIPE:

Yeah, sorry. We see different levels. This is why we see very complementary business models with plugs. So, we have stack electrolyzer and EPC. So, at the stack. Level. We were awarded by the European Commission, as part of the important projects of common European interest, to develop A&M and solid oxide technologies at the electrolyzer level. We're working with the three PEM, solid oxide and A&M.

AUDIENCE:

The question is, do you see the market sort of breaking out in any particular fashion or along certain lines where solid oxide plays best here, PEM plays best there, or too early to tell.

FELIPE:

Yeah, we see them all being complementary. What we for sure don't see is alkaline technology being successful in the future, because, as we mentioned, we believe in off grid and renewable hydrogen, and we see that alkaline will face many difficulties. Again, we don't think that the CAPEX is the key to unlocking green hydrogen. We think that we need to have technologies like, I was going to say, Giner, the Plug power stack, that can perfectly follow the renewables curve. What we're doing in SoHyCal, in the project, it’s incredible, innovative project, because we're co-located to a dairy farm, produces biogas, put that in, an engine, produces electricity, gets that on the electrolyzer, and that's also being powered by, or will be powered by a solar PV farm. And that's all off grid. We've saved five years of permitting time with PG&E, and that can only be done with PEM. Right. Plug stacks.

ANSELMO:

Just to complement that a bit, we really see AM and solid oxide being competitive from 2030 onwards. So, until then, we see PEM our developments, we expect them to be kind of a commercial estate in 2026, but really competing with PEM or alkaline in 2030. Right. That's why in the meantime, we see PEM obviously doing all the time. Plus, as Felipe was saying, none of the technologies are strictly better than the other. Right. So, there are specific places where they can all work and have their own market share. Right. Not one of them winning. That's what we mean.

SANJAY:

Bruno, do you want to comment on solid oxide versus PEM, given your prior background, even before? Because I think that’s an important question.

32:16

BRUNO:

Right. So solid oxide does have a very interesting story, but a lot of people will bring up. Efficiency, obviously, but they consider free right in the equation, so there's no such thing as free, at least from my industrial experience, so it does have a solid proposition integrated in some potential, you know industrial downstream processes. The truth is that so far we haven't, I don't think we're talking about the same TRL. So, the technical readiness level. And therefore, the overall when we start talking about reliability, I think that's been one of the big stumbling blocks of the solid oxide technology is that you don't get that durability, you don't get those hours out of it yet. Hopefully it will develop, and it will make sense then in in some application where you do have that. That thermal bonus that you can leverage in Arness, aside from that, I think PAM for me remains a lot more universal. And again, once we get, I'm happy to hear it's not about CapEx and which is totally right. When you look at the leverage cost of hydrogen and TCO.

At the end of the day and also but getting things out and build up faster. These were questions that were raised earlier. How long are you going to take out? So, at one point, as the industry grows and that five GW of Infinium, you know, happens like faster than what I anticipated as Andrew said and that you have other players as well. Getting out of the gate quicker and being able to roll out this technology and those plants will be key as well.

34:01

SANJAY:

I think we're sort of running out of time. This is flashing, so maybe one final question, that's OK, maybe I'll take. I'll ask. I was going to ask Drew (Andrew) a question if that's OK, Jack. Yeah. So, you talked about A5 GW pipeline, right? And obviously, you know, when you think about E fuels, right, we got to think about CO2. Just not to screen hydrogen, right. Maybe for everyone's benefit and also for our benefit, can you talk about how do you see this five GW opportunity unfolding? So, we're doing 5 MW. Obviously, we're having a lot of discussion on your phase two of the project and all that. What's the cadence? How do you see that?

ANDREW:

Yeah, no, and it was very interesting to listen to Benjamins talk earlier was talking about citing hydrogen projects and grade CI and transmission and substations and some because for any field facility we go through all of that as well, we just layer on the CO2 access and there's vintages of CO2, industrial captured CO2.

There's certainly a preference for biogenic CO2. There are some regulatory considerations that that drive preferences as well, but I think you know to when you think about the opportunity with hydrogen, you think about the opportunity with carbon capture. We can go locate where the power is cheapest and where you can capture CO2 where you might not have the geology for sequestration. Ohh by the way, Navigator pipeline was put on hold yesterday, right? All those ethanol facilities that are going to be looking to capture their biogenic CO2 now need an outlet.

We can predict turn that into a fuel that's easy to transport and so I really think there's an. Yeah, the combination of the growth of the hydrogen market that coming up with the supply chain, the focus on carbon capture together, it's a powerful opportunity.

SANJAY:

5 gigawatts, 50 GW, 500 gigawatts.

ANDREW:

Well, I mean you, you know, we're starting up in corpus we got another facility. We're hoping to break ground in in the first quarter in West TX.

I've got a, you know, we talked about the Midwest and the Gulf Coast and zone. That's kind of my equals hunting territory. And you know my conversation for feed will be 500 megawatts next year, so.

SANJAY:

Well, again, really, really appreciate you all joining us here and talking about your experience working with us and thank you. Thank you so much and sorry, I know there's probably a lot more question, but we'll all be around. So yeah, you know, we're available. I think you're joining me in not this session, but maybe the one after that, I think, right. So, yeah, yeah. So, thank you again.

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Important Information and Where to Find It

This document relates to the proposed business combination between RMG Acquisition Corp. III (“RMG III”) and H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“H2B2” and, such proposed business combination, the “Business Combination”). In connection with the Business Combination, RMG III has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus (as amended from time to time, the “Proxy Statement/Prospectus”). A definitive proxy statement/prospectus will be mailed to RMG III’s shareholders as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RMG III’s shareholders in connection with the Business Combination. RMG III will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF RMG III, AND OTHER INTERESTED PERSONS, ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION, RMG III AND H2B2.

Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC by RMG III through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG III may be obtained free of charge from RMG III’s website at www.rmgacquisition.com/rmgiii or by written request to RMG III at RMG Acquisition Corp. III, 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida.

Participants in the Solicitation

RMG III, H2B2 and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG III’s shareholders in connection with the Business Combination. Information about RMG III’s directors and executive officers and their ownership of RMG III’s securities is set forth in RMG III's filings with the SEC, including RMG III’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 18, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Proxy Statement/Prospectus regarding the Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document and the information contained herein do not constitute or form part of, and should not be construed as, (i) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, (ii) a solicitation of a proxy, consent, vote of approval or authorization in any jurisdiction with respect to any securities or the Business Combination or (iii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. There shall not be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws. All statements contained in this presentation that do not relate to matters of historical fact should be considered forward-looking statements. Forward-looking statements may include but are not limited to, statements relating to the consummation of the Business Combination, the financial and business performance of H2B2, H2B2’s anticipated results from operations in future periods and the products and services offered by H2B2, the markets in which H2B2 operates, the projects which H2B2 operates, H2B2’s customers and H2B2’s projected future results, demand for green hydrogen, governmental incentives and regulation in the green hydrogen industry, competition in the green hydrogen production industry and actual or anticipated production capacity of the SoHyCal project, timeline of completion of the SoHyCal project. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “project,” “believe,” “estimate,” “predict,” “potential,” “pipeline,” “opportunities,” “future,” “goal” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements are identified by these terms or expressions and the absence of such words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this document and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (a) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of RMG III’s securities; (b) the risk that the Business Combination may not be completed by RMG III’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by RMG III; (c) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption by the shareholders of RMG III of the Agreement and Plan of Merger, dated May 9, 2023, entered into by and between RMG III and H2B2 in connection with the Business Combination (the “Merger Agreement”), the satisfaction of the minimum trust account amount following redemptions by RMG III’s public shareholders and the receipt of certain governmental and regulatory approvals; (d) the lack of a third-party valuation in determining whether or not to pursue the Business Combination; (e) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (f) the effect of the announcement or pendency of the Business Combination on H2B2’s business relationships, performance, and business generally; (g) risks that the Business Combination disrupts current plans of H2B2 or diverts management’s attention from H2B2’s ongoing business operations and potential difficulties in H2B2 employee retention as a result of the Business Combination; (h) the outcome of any legal proceedings that may be instituted against H2B2, RMG III or their respective directors or officers related to the Merger Agreement or the Business Combination; (i) the amount of the costs, fees, expenses and other charges related to the Business Combination; (j) the ability to maintain the listing of RMG III’s securities on the Nasdaq Capital Market; (k) the price of RMG III’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which H2B2 operates or plans to operate; (l) variations in performance across competitors; (m) changes in laws and regulations affecting H2B2’s business and changes in the combined capital structure; (n) the ability to implement business plans, forecasts, and other expectations after the closing of the Business Combination, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders; (o) the ability of RMG III to issue equity or equity-linked securities in connection with the Business Combination or in the future; (p) the risk of downturns in the renewable energy industry; (q) variations in demand for green hydrogen; (r) the possibility that H2B2 may be adversely affected by other economic, business, and/or competitive factors; (s) the ongoing impact of the global COVID-19 pandemic and (t) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RMG III’s registration statement on Form S-4, the Proxy Statement/Prospectus contained therein, RMG III’s Annual Report on Form 10-K, RMG III’s Quarterly Reports on Form 10-Q and other documents filed by H2B2 or RMG III from time to time with the SEC. The risks and uncertainties described in such filings as well as other factors may cause actual events, results or performance to be materially different from those expressed or implied in the forward-looking statements or H2B2’s estimates and beliefs, and H2B2 may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, including but not limited to the matters referred to as part of H2B2’s expectations, plans and projects. Forward-looking statements are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by applicable law, H2B2 and RMG III assume no obligation and do not intend to update or revise any information contained herein, including, but not limited to, any forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H2B2 nor RMG III gives any assurance that either H2B2 or RMG III will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by H2B2 or RMG III or any other person that the events or circumstances described in such statement are material.

Contact for Investors

Roberto Wilson Fernández: roberto.wilson@h2b2.es // +34 645 094 134